Exhibit 99.1

New Gold Provides an Update on the New Afton Mine

February 4, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) provides an update on the tragic incident at the New Afton Mine, located in Kamloops, B.C.

On Tuesday, February 2, 2021, the Company reported that an individual employed by a drilling contractor to New Gold was involved in a fatal underground mud-rush incident. The body of the individual was recovered yesterday at approximately 5:30 pm local time. For personal and privacy reasons, the name of the individual will not be released.
“We are deeply saddened by this tragic incident. Nothing is more important than the health and safety of everyone who works at New Gold. We extend our deepest condolences to the family, friends and colleagues of the contractor employee. Our thoughts are also with our two injured New Afton employees, our first responders, our rescue personnel and their families during this difficult time. New Gold has arranged for grief counselling for all our employees and contractors.” stated Renaud Adams, President and Chief Executive Officer.
All underground mining and surface activities remain suspended as the Company and authorities continue to investigate the incident.

The mud-rush was localized underneath the Lift 1 cave in the isolated recovery zone area, which does not interact with the other areas of the mine, including the B3 and C-Zone areas.

Additional details will continue to be provided via a news release as they become available.
About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater Project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.
For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

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